

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

Via E-mail
Joshua Kobza
Principal Executive Officer
10117733 B.C. Unlimited Liability Company
c/o Burger King Worldwide, Inc.
5505 Blue Lagoon Drive
Miami, FL 33126

> **Re: 1011773 B.C. Unlimited Liability Company**
> **New Red Canada Partnership**
> **Registration Statement on Form S-4**
> **Filed September 16, 2014**
> **File No. 333-198769 & -01**

Dear Mr. Kobza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

About This Joint Information Statement/Circular

1. Please revise the third paragraph to remove the implication that you are not responsible for the accuracy and completeness of the disclosure in the prospectus and joint information statement/circular.

Questions and Answers about the Transactions, page 1

2. Please add a question and answer disclosing the potential negative factors considered by the board of Tim Hortons in relation to the merger transactions. Please similarly add a question and answer disclosing the potential negative factors considered by the board of Burger King Worldwide in relation to the merger transactions.

3. Please add a question and answer regarding the reasons why the place of incorporation for the new combined businesses will be in Canada. Please also add a question and answer regarding the amount of financing and amount of debt to be incurred in connection with the transaction.

What are Tim Hortons reasons for the arrangement?, page 2

4. Please briefly summarize in the answer to this question the most significant reasons for the arrangement. Please similarly revise the first full question and answer on page 8 with respect to Burger King Worldwide's reasons for the transactions.

5. Please summarize the interests of directors and officers of Tim Hortons in the proposed transaction that might be different from the interests of shareholders in a separate question and answer. Please similarly revise the Questions and Answers for Burger King Worldwide Stockholders.

Will each Tim Hortons shareholder who makes a cash election?, page 12

6. Please clarify here that a Tim Hortons shareholder will receive less cash and more Holdings common shares if the cash election is oversubscribed.

Who is soliciting my proxy?, page 24

7. You state that proxies may be solicited by personal interview, telephone, facsimile, or otherwise. Please confirm that you will file all written soliciting material, including any scripts to be used in soliciting proxies by personal interview or by telephone.

Summary of Financial Information, page 24

8. Please revise the last paragraph on page 24 to remove the statement that the pro forma financial information is provided "for illustrative purposes only." Please similarly revise the first paragraph of the last risk factor on page 37, the carryover paragraph at the top of page 58, and the fourth paragraph on page 240.

Risk Factors, page 26

Burger King Worldwide stockholders may receive a portion of their consideration, page 28

9. Please clarify that the shareholders of Burger King will not know the exact mix of consideration that they will receive prior to making their election.

An active trading market for Partnership exchangeable units may not develop, page 39

10. Please clarify that the Partnership exchangeable units will not be listed on a national exchange in the U.S.

The exchange of Partnership exchangeable units into Holdings common shares, page 41

11. Please clarify the risk factor by disclosing that Holdings, as general partner of Partnership, will have the sole discretion to exchange the exchangeable units of Partnership for cash or common shares of Holdings.

Cautionary Note Regarding Forward-Looking Statements, page 47

12. As the Private Securities Litigation Reform Act does not apply to this initial public offering of 1011773 B.C. Unlimited Liability Company and New Red Canada Partnership, please remove the reference to the statute.

Selected Historical Consolidated Financial Data of Burger King Worldwide, page 53

13. We note the last sentence on page 53 which indicates that all references to June 30, 2014 and 2013 and the six months ended June 30, 2014 and 2013 have been derived from unaudited condensed consolidated financial statements and notes thereto not incorporated by reference. As the disclosure on page 307 under the heading "Where you can find more information" indicates the Burger King Worldwide's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 has been incorporated by reference in the filing, it appears this disclosure is in error. Please revise as appropriate.

14. Within "Other Operating Data" on page 55, we note that the footnotes reference company restaurants and franchise restaurants. In order to enhance clarity regarding how the number of company and franchised operations changed during the periods presented and their impact on your results of operations, please disclose the number of company restaurants and franchise restaurants either within the table on page 55 or in the footnotes, for each period presented.

Selected Pro Forma Non-GAAP Financial Data, page 58

15. Within footnote (2) on page 59, you state that pro forma adjusted net income is useful to analysts and investors to evaluate your ongoing results of operations. Please revise to disclose any additional purposes that management uses this non-GAAP financial measure for as required by Item 10(e) of Regulation S-K.

Beneficial Stock Ownership Information of Burger King Worldwide Stockholders, page 75

16. Please provide ownership information for Burger King Worldwide stockholders as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

The Transactions, page 77

17. Please disclose whether there is any known litigation in connection with the transactions. If so, please provide us with copies of any related complaints. We note in this regard

"Litigation Related to the Transactions" in the table of contents but we are unable to locate this disclosure on page 147.

Recommendation of Tim Hortons Board of Directors, page 92

18. Please briefly explain how the combined company will be expected to accomplish the objectives referenced in the fourth and fifth bullet points on page 93 given that under the final arrangement Tim Hortons and Burger King will remain separate brands and the separation of functions between the two companies. Please similarly revise the first bullet point in the list of potentially positive factors considered by the Burger King Worldwide board on page 96.

19. You state that requiring Holdings to be a significant supplier of shared services to its subsidiaries as a reason the Tim Hortons board determined that the arrangement is in the best interests of Tim Hortons. Please disclose the shared services that Holdings will oversee after the merger.

20. Please clarify whether the amount of outstanding debt and the new debt expected to be incurred to finance the transaction was considered as a negative factor. We note the last risk factor on page 33.

21. Please quantify, to the extent known, the significant transaction costs and expenses in connection with the arrangement referenced in the ninth bullet point in the listing of potential negative factors on page 95.

Burger King Worldwide's Reasons for the Merger, page 96

22. Please explain the "attractive free cash flow generation" that the Burger King Worldwide board of directors considered for the merger.

23. We note that the Burger King Worldwide board of directors considered as a positive factor the anticipated tax benefits to the combined company following the transactions. Please disclose the tax benefits that the combined company expects as a result of the arrangement transactions.

24. You disclosed in the tenth bullet point under the listing of potentially negative factors on page 97 that the Burger King Worldwide board of directors considered the risk of changes in law or regulation that could impact the expected benefits of the arrangement. Please disclose the proposed changes in law or regulation that the board considered and specifically address whether the risk of changes in U.S. tax laws was considered as a negative factor.

<u>Opinions of Tim Hortons Financial Advisors, page 98</u>

25. Please provide us with copies of the board books and any other materials prepared by Citigroup Global Markets Inc., RBC Capital Markets, and Lazard Frères & Co. LLC. Such materials should include all presentations made by the financial advisors.

26. In arriving at Citi's financial opinion, please disclose the potential strategic implications and operational benefits that Citi considered as referred to in the fourth bullet point on page 98.

<u>Tim Hortons Financial Analyses, page 100</u>

<u>Selected Companies Analysis, page 100</u>

27. Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. For example, please disclose the estimated EBITDA and estimated EPS for each of the companies listed on page 101 for each respective period.

<u>Selected Precedent Transaction Analysis, page 102</u>

28. Please revise to disclose the data underlying the analysis and indicate how that information resulted in the multiples disclosed. For example, please disclose the latest 12 month EBITDA for each of the target companies listed on page 102 for each respective period. Please similarly revise the disclosure with respect to the Tim Hortons Selected Precedent Transactions Analysis on page 109.

<u>Miscellaneous, page 103</u>

29. Refer to the second paragraph of this section. Please quantify any fees payable to Citi and its affiliates relating to any material relationship that existed in the last two years between Tim Hortons and its affiliates and Citi and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A. Please similarly revise the discussion on page 110 with respect to material relationships between Tim Hortons and its affiliates and RBC Capital Markets and its affiliates and the discussion on page 120 with respect to material relationships between Burger King Worldwide and its affiliates and Lazard and its affiliates.

<u>Opinion of RBC Capital Markets, page 104</u>

<u>Tim Hortons Discounted Cash Flow Analysis, page 108</u>

30. Please explain why RBC Capital Markets selected the range of EBITDA multiples of 11.0x to 14.0x.

Opinion of Burger King Worldwide's Financial Advisor, page 111

31. We note that Lazard examined certain financial forecasts relating to Tim Hortons provided by the management of Tim Hortons. Please disclose the material financial forecasts provided by management and provided to Lazard to prepare its financial opinion.

Financing for the Transactions, page 144

Debt Financing, page 145

32. Please file the debt commitment letter as an exhibit to the registration statement or explain to us why you believe this is not required to be filed.

Accounting Treatment of the Transactions, page 146

33. Please revise the discussion on page 146 to explain the accounting treatment for the transaction in which the shareholders of Burger King Worldwide common stock will exchange their common shares for Holdings common shares and/or newly issued Partnership exchangeable units as described on page 77 of the filing under the heading "The Transactions." Your discussion of the accounting treatment on page 19 should be similarly revised.

Material Tax Considerations for the Transactions, page 146

34. Please revise the third paragraph of this section and the bolded paragraph on page 169 to remove the statement that the discussion of material tax consequences is "for general purposes only" or "of a general nature only."

35. To the extent you intend to file short-form opinions of Paul, Weiss, or Wachtell, please name tax counsel in this section and clarify that the discussion constitutes the opinion of counsel.

The Arrangement Agreement, page 183

36. Refer to your discussion in the second paragraph and in the carryover paragraph on pages 187-188 with respect to representations and warranties contained in the arrangement agreement. Please confirm your understanding that you are responsible for considering whether additional specific disclosure or material information regarding material contractual provisions are required to make the statements included in your disclosure not misleading.

Treatment of Outstanding Tim Hortons Equity Awards, page 185

37. We note from the discussion on page 185 that vested options surrendered by Tim Hortons shareholders will receive Tim Hortons shares equal to the value of the in-the-money options surrendered. We also note from the discussion on page 186 that Tim Hortons Restricted Stock Units and Performance Stock Units will vest and common shares will be issued in full settlement of such awards. Please explain whether Tim Hortons will be required to recognize any expense in its financial statements as a result of the settlement of the restricted stock units and performance stock units. If not, please explain why. If the shares that will be received as a result of these transactions will become part of the merger consideration, please explain how these vested options, restricted stock units and performance stock units have been considered in determining the purchase price for Tim Hortons reflected in Note 3 on pages 245 and 246 of the pro forma financial information. If they have not been considered in determining the purchase price, please explain why.

38. We note the disclosure indicating that each outstanding Tim Hortons stock option whether vested or unvested that is not surrendered will be exchanged for a stock option to acquire from Holdings a number of Holdings common shares equal to the product of (a) the number of Tim Hortons shares subject to options multiplied by (b) the exchange ratio of 3.0879 rounded down to the nearest whole number of shares. The exercise price of the option will be equal to the quotient of (a) the exercise price per Tim Hortons common share to be exchanged divided by (b) the exchange ratio of 3.0879, provided that the in-the-money value of such Holdings stock options immediately after the issuance may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Please tell us and revise to disclose whether you will be required to recognize any incremental compensation expense as a result of the exchange of Tim Hortons stock options for options of Holdings.

39. We note the disclosure indicating that at the time of the merger, all outstanding Tim Hortons deferred stock units will vest and Tim Hortons will pay holders of Tim Hortons deferred stock units an amount in cash equal to C$65.50 plus the value of .8025 newly issued common shares of Holdings. Please tell us whether these deferred stock units will vest in accordance with their original terms as a result of change in control provisions triggered by the merger transaction or whether their terms of settlement were changed as a result of entering into the merger agreement. Also, please indicate whether Tim Hortons or Holdings will be required to recognize any compensation expense as a result of the accelerated vesting of these awards.

Unaudited Pro forma Condensed Consolidated Financial Information, page 240

40. Please revise the introductory paragraph to disclose the significant terms of the transactions that have been reflected in the pro forma financial information, including the nature and amount of any financing transactions that will completed in order to fund the acquisition transaction. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Balance Sheet As of June 30, 2014, page 242

41. Please revise to present Tim Hortons' non-controlling interest separately from its total stockholders' equity consistent with the presentation used in Tim Hortons' audited and interim financial statements.

Notes to unaudited pro forma condensed consolidated balance sheet, page 244

42. Refer to footnote (1). Please explain why you believe it is appropriate to reclassify $15.4 million of Tim Hortons' other accrued liabilities to the gift card liability line item.

43. Refer to footnote 2(a). We note from the disclosure in footnote 2(a) that this amount includes a bearer deposit note for $39.9 million recognized in other assets, net related to Tim Hortons' stock-based compensation arrangements, for which cash will be received upon extinguishment of certain Tim Hortons stock-based compensation arrangements. Please explain to us in further detail why cash will be received for this bearer note upon extinguishment of certain Tim Hortons stock-based compensation arrangements.

44. Refer to footnote 2(b). We note that this source of cash relates to the settlement of Burger King Worldwide's interest rate swap on existing indebtedness for $63 million and Tim Hortons' Total Return Swap for $16.1 million. Please revise to clearly explain why these derivative settlements are directly related to the financing transactions reflected in the pro forma financial information and explain how the amounts of these settlements were calculated or determined. Footnote (6) on page 248 should be similarly revised.

45. Please explain in footnote (2)(c) how the original issue discount associated with the New Term Loan Facility of $33.7 million was calculated or determined.

46. Within Note (2)(d) on page 245, you state that the second lien senior secured Notes as presented do not reflect the initial purchasers' discount, any original issue discount or estimated fees and expenses. Please tell us and revise your disclosure to explain why these amounts have not been reflected in the determination of the amount of funds to be received from the notes.

47. Refer to footnote 2(f). Please revise to explain in further detail how the amount of funds associated with the new common equity was calculated or determined. In this regard, please revise to disclose the number of Tim Hortons shares outstanding at June 30, 2014 that will receive the new common equity in Holdings at a conversion rate of .8025 per Tim Hortons share.

48. Refer to footnotes 3(b). We note that you are valuing the shares to be issued to the Tim Hortons shareholders based on the closing price of Burger King Worldwide's shares on August 28, 2014. Please revise to use the most recent stock price available at the time of the filing for purposes of calculating the portion of the purchase price associated with the Holdings common shares to be issued to Tim Hortons shareholders. In addition, please

provide a sensitivity analysis showing how the purchase price will be impacted in the event of increases or decreases in this share price.

49. Within Note (3)(b) on page 246, please revise your disclosure to state the number of Holdings shares used to calculate the share consideration.

50. We note from the discussion on page 3 under "Consideration to be Received in the Transaction" and elsewhere in the filing that Tim Hortons shareholders will be entitled to received C$ 65.50 in cash and 0.8025 newly issued Holdings common shares in exchange for each common share of Tim Hortons held by such shareholder, or they can elect to make an election to receive cash under which they will be entitled to receive C$ 88.50 in cash for each common share of Tim Hortons, or make an election to receive Holdings common shares in which case they will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each Tim Hortons common share, subject to certain limitations. Given the variability of the resultant consideration that may be issued in the acquisition transaction and its impact on the overall purchase price and related goodwill that may be recognized, as well as the combined entity's earnings per share, please revise to include a sensitivity analysis explaining how the nature and amount of the consideration issued, the purchase price and the resultant goodwill recognized could be impacted by the possible elections that could be made by Tim Hortons shareholders. Similar disclosure should also be provided with respect to the earnings per share calculations. Refer to the guidance outlined in Rule 11-02(b)(8) of Regulation S-X.

51. In a related matter, we note from the disclosure on page 77 under the heading "The Transactions," that if the merger is completed, each share of Burger King Worldwide common stock outstanding at the time of the merger will be converted into the right to receive .99 new issued Holdings common shares and .01 newly issued Partnership exchangeable shares or if the shareholder makes an election to receive consideration solely in the form of exchangeable units of the Partnership, one Partnership exchangeable unit for each share of Burger King Worldwide common stock, subject to certain limitations. Please explain why this portion of the transaction, as well as the transaction in which Holdings obtains its general partnership interest in the partnership (and its majority interest (by vote and value)), have not been reflected in the pro forma financial information. Please advise or revise as appropriate.

52. Please revise footnote 3(c) to explain the significant assumptions used to determine the amount of cash payments that will be required to settle Tim Hortons deferred stock units.

53. Please revise footnote 3(f) to explain the significant assumptions used to determine the amount of the settlement of the stock-based compensation liability associated with Tim Hortons equity awards.

54. Within Note (3)(g) on page 246, you state that the adjustment to your deferred tax liability is based on a statutory tax rate of approximately 26.5%. Based upon the information from the Tim Hortons Form 10-K for the year ended December 29, 2013, as

filed on February 25, 2014 and incorporated by reference into this document, it appears that 26.5% is the statutory rate utilized by Tim Hortons when calculating their corporate tax rate. As such, please revise your disclosure to state where this statutory rate was derived from and why this rate was considered appropriate. Note (e) on page 253 and note (E) on page 258 should be similarly revised.

55. We note from the disclosure in footnote (3) that a significant portion of the excess purchase price over the net asset acquired has been allocated to goodwill. Please revise the notes to the pro forma financial information to provide a qualitative description of the factors that are expected to make up the goodwill recognized such as the expected synergies from combining operations of the acquiree, intangible assets that do not qualify for separate recognition or other factors. Also, please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in ASC 805-30-50-1.

56. We note your pro forma financing adjustments include an adjustment in the amount of $4,908.8 related to term debt, net of current portion. Based on the disclosure in Note (4) on page 247, it appears that this adjustment includes the amount of payoff of Ad Fund – long-term portion. If our understanding is correct, please revise your disclosure in Note (4) to clarify. Also, please explain in Note (4) why the payoff of the Ad Fund is being completed in connection with the acquisition transaction and explain why it appears that restricted cash is being used for this purpose.

57. We note that your pro forma financing adjustment to other assets, net in the amount of $3.0 million, is comprised of amounts derived from three separate footnotes, presented on a net basis within the pro forma financial statements. Please revise to clarify this presentation by either showing the amounts gross on the face of the pro forma balance sheet or by detailing the calculation of this net amount within one footnote.

58. Refer to footnote (7). Please revise footnote (7) to explain the significant assumptions used to calculate or determine the pro forma impact of the financing transactions on deferred income taxes.

59. Refer to footnote (8). We note from the disclosure in footnote (8) that you valued the warrants to purchase 8.4 million shares of Holdings common stock at an exercise price of $.01 per share at $31.30 based on Burger King Worldwide's stock value of August 28, 2014 of $31.31. Please explain why you believe it was appropriate to value these warrants in this manner when your disclosure indicates that you plan to determine the actual purchase price for the warrants using the Black-Scholes valuation model.

60. We note that you have reflected the amount assigned to the 30,000 preferred shares issued to Berkshire as mezzanine equity in the pro forma condensed consolidated balance sheet on page 243. Given that the disclosure on page 232 of the filing indicates that these preferred shares are mandatorily redeemable following the tenth anniversary of their issuance, please explain why these preferred shares have not been reflected as a liability

in the pro forma financial information pursuant to the guidance outlined in ASC 480-10-25-4. Also, please revise the notes to the pro forma financial information to disclose the significant terms of these preferred shares.

61. Refer to footnote (9)(i). Please revise footnote (9)(i) to explain the significant assumptions that were used to calculate or determine this adjustment.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Twelve Months Ended December 31, 2013, page 250

Notes to unaudited pro forma condensed consolidated statement of operations, page 251

For the Six Months Ended June 30, 2014 page 255

Notes to unaudited pro forma condensed consolidated statement of operations, page 256

62. Please revise to disclose historical basic and diluted earnings per share and the related weighted average shares used to compute basic and diluted earnings per share on the face of the pro forma statements of operations. Refer to the guidance outlined in Rule 11-02(b)(7) of Regulation S-X.

63. Please explain why you believe it is appropriate to reclassify $12.7 million of income from equity method investments in Tim Hortons' historical financial statements to offset asset impairment charges by $2.8 million and to adjust other operating (income) expense by $9.9 million. Similarly, please explain why an adjustment decreasing income from equity method investments by $9.9 million and increasing other operating expenses by this amount was included in the pro forma condensed statement of operations for the six months ended June 30, 2014.

64. Within Note (b)(i) on pages 251-252 and (B)(i) on page 256, you state that you have calculated the amortization expense for intangible assets acquired from Tim Hortons based upon a 23 year useful life, which is consistent with Burger King Worldwide's useful lives for franchise agreements. Please explain to us how you determined it was appropriate to utilize the same useful life for the Tim Hortons franchise agreements as utilized for the Burger King Worldwide franchise agreements, noting any similarities and differences between the two.

65. In a related matter, it appears that this adjustment only provides for amortization of the franchise agreements acquired and not for amortization of the Tim Hortons trade name with an estimated fair value of $4,166.2 million. Please explain in detail why you believe this acquired trade name should be accounted for as indefinite lived intangible asset.

66. Refer to footnote (c) on page 252 and footnote (C) on page 257. Please explain in footnote (c) why historical stock based compensation expense associated with Tim Hortons' stock options and DSU's is being eliminated in connection with the acquisition

transaction. Your revised disclosure should explain whether these stock-based awards are being settled in connection with the acquisition transaction and the consideration being issued in connection with their settlement. Your revised disclosure should also explain how such settlement will be accounted for including whether the consideration issued will be accounted for as part of the purchase price for the acquisition transaction or as an expense and the basis for your planned accounting treatment.

67. Please explain in footnote (c) on page 252 and footnote (C) on page 257 the nature of the line item described as "elimination of TRS income /expense" and explain why this income or expense is being eliminated in connection with the Tim Hortons acquisition transaction. Also, we note that you include adjustments in the amounts of $6.3 million and $2.4 million for expense associated with Tim Horton's replacement awards and that this amount is based on historical RSU expense incurred which is assumed to be a reasonable proxy for future stock-based compensation expense. Please revise to disclose the number and terms of the replacement awards that will be issued for Tim Hortons' outstanding RSUs and explain in further detail why you believe historical RSU expense is a reasonable basis for determining pro forma expense associated with the replacement awards.

68. Please revise footnote (d) on page 253 and footnote (D) on page 257 to disclose the method used and period over which the debt issuance costs from the new term loan facility and notes and the original issue discount on the new term loan are being amortized to expense.

69. We note from the disclosure in footnote (d) on page 253 and footnote (D) on page 257 that the estimated interest rate used in computing the adjustments reflected in footnote (d) is for illustrative purposes and reflects assumptions with respect to the debt financing for the transactions. Please tell us in further detail the basis for the assumptions used including the specific terms for which you currently have commitments for borrowings under the New Term Loan Facility and the expected terms of the Notes to be issued by Holdings.

70. Refer to footnote (e) on page 253 and footnote (E) on page 258. Please revise to disclose the historical income tax rates that were used to compute the tax effect of eliminating interest expense on existing indebtedness and the tax effect of eliminating stock-based compensation expense.

71. We note that you have reflected the preferred stock dividends and the adjustment to recognize the preferred stock issued to Berkshire at its anticipated redemption value as preferred stock dividends in your condensed consolidated statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014. Given that these preferred shares appear to be mandatorily redeemable, please explain why you have not reflected these amounts as components of interest expense pursuant to the guidance outlined in ASC 480-10-35-3. In a related matter, please explain how your recognition of the adjustment to recognize the preferred stock at its anticipated redemption value during

the year ended December 31, 2013 complies with the guidance outlined in ASC 480-10-35-3.

72. Refer to footnote (f)(iii) on page 254 and (F)(ii) on page 258. Given that Tim Hortons had 150,155 and 136,007 weighted average common shares outstanding that were used to calculate its basic earnings per share for the year ended December 29, 2013 and the six months ended June 29, 2014, respectively, and given that each Tim Hortons shareholder will receive .8025 newly issued Holdings common shares as merger consideration, please explain how you determined the Tim Hortons' weighted average common shares in Holdings of 106.5 million shares as of December 31, 2013 and June 30, 2014.

73. In a related matter, given that Burger King Worldwide shareholders are expected to receive .99 shares of Holdings common shares and .01 shares of exchangeable Partnership units in the merger (or if stockholders make an exchangeable share election, one Partnership exchangeable unit for each Burger King Worldwide common share) as described on page 184 of the filing, please explain why all of Burger King Worldwide's weighted average shares rather than .99% (or possibly some lesser amount) have been reflected in Holdings earnings per share computations.

74. Please revise footnote (f) on page 254 and footnote (F) on page 258 to disclose the number of potentially dilutive securities that will be outstanding following the completion of the merger that were not included in the computation of diluted earnings per share because their impact would be anti-dilutive.

75. Refer to Footnote (F) on page 258. Please explain in footnote (F)(ii) how you calculated or determined the dilutive effect of Burger King Worldwide's unvested options and RSUs, Tim Hortons' unvested options and the warrants held by Berkshire.

76. We note the disclosure indicating that if you exclude the effect of the adjustment to the redemption value related to your 9% cumulative preferred stock held by Berkshire you would have presented pro forma net income attributable to common stockholders, pro forma basic earnings per share and pro forma diluted earnings per share of $153 million $.33 per share and $.32 per share, respectively for the twelve months ended December 31, 2013. Please revise to eliminate this disclosure since it does not appear to be factually supportable and therefore does not comply with Rule 11-02(b)(6) of Regulation S-X.

77. Refer to footnote (G) on page 258. We note the disclosure indicating that as a direct result of the transactions, Holdings expects to incur certain material, nonrecurring charges in the amount of an estimated $49.7 million and $79.6 million for Burger King Worldwide and Tim Hortons, respectively. As it appears these charges are directly attributable to the merger transaction, to the extent these costs are factually supportable, please include a pro forma adjustment reducing stockholders equity for these charges as required by Rule 11-02(b)(6) of Regulation S-X.

78. Also, please confirm that the amounts of these expenses include the fees paid or to be paid by Tim Hortons to RBC Capital Markets of approximately $47 million as disclosed on page 110 of the filing and the fee of $13.75 million paid or to be paid to Lazard by Burger King Worldwide as discussed on page 121 of the proxy statement.

Comparison of Rights of Holders of Burger King Worldwide, page 263

79. You state in the third paragraph that this summary is qualified by reference to provisions of the DGCL, the CBCA, and the Ontario Limited Partnerships Act. It is inappropriate to qualify your disclosure by reference to statutory provisions that are not included in the prospectus or annexes or filed as an exhibit to the registration statement. Please revise here and in the third paragraph on page 287 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.


Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel


cc: David B. Feirstein
        Kirkland & Ellis LLP